UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

ADC Therapeutics SA

(Name of Issuer)

Common Shares, par value CHF 0.08 per share

(Title and Class of Securities)

H0036K147

(CUSIP Number)

Stephen Evans-Freke

Auven Therapeutics Holdings L.P.

171 Main Street

Road Town

Tortola

British Virgin Islands VG1110

(340) 779-6908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2023

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON A.T. Holdings II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 80,642,527 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON C.T. Phinco Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,330,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,330,548
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON ADC Products Switzerland Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,228,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,228,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,228,085
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Stephen Evans-Freke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Peter B. Corr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2023.

AMENDMENT NO. 6 TO SCHEDULE 13D

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by A.T. Holdings II Sàrl (“A.T. Holdings II”), C.T. Phinco Sàrl (“C.T. Phinco”), ADC Products Switzerland Sàrl (“ADC Products”), Auven Therapeutics Holdings L.P. (“Auven Therapeutics”), Auven Therapeutics General L.P. (“Auven Therapeutics General”), Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”), Stephen Evans-Freke and Peter B. Corr (collectively, the “Reporting Persons”) on May 29, 2020, as amended by Amendment No. 1 filed on October 13, 2020, Amendment No. 2 filed on December 8, 2022, Amendment No. 3 filed on December 9, 2022, Amendment No. 4 filed on December 23, 2022, and Amendment No. 5 filed on February 6, 2023. This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 6 is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Sixth Amendment to Credit and Security Agreement

As previously disclosed, A.T. Holdings II is a borrower under the Credit and Security Agreement and has pledged to the lenders party thereto all of the Common Shares beneficially owned by it or afterward acquired by it to secure the lending by such lenders to A.T. Holdings II pursuant to the Credit and Security Agreement. On April 27, 2023, A.T. Holdings II, as Borrower, C.T. Phinco, as Holdings, the Agent, and the lenders party thereto entered into a Sixth Amendment to the Credit and Security Agreement (the “Sixth Amendment”).

The Sixth Amendment, among other things, provides that C.T. Phinco joins the Credit and Security Agreement as a guarantor and pledges its shares of A.T. Holdings II to secure the Credit and Security Agreement. Furthermore, the Sixth Amendment (i) extends the maturity date to April 15, 2024, (ii) sets the interest rate at (a) 20.00% per annum from February 6, 2023 through September 30, 2023 and (b) 22.5% per annum on and after October 1, 2023, (iii) provides that scheduled interest shall be payable in kind, and (iv) requires that, subject to certain exceptions, cash proceeds from the sale of equity interests be used to repay the obligations under the Credit and Security Agreement. Following A.T. Holdings’ partial repayment of its obligations under the Credit and Security Agreement using proceeds from the Registered Sale, the outstanding principal balance owed under the Credit and Security Agreement was $18,679,772.44 as of the effective date of the Sixth Amendment. The effectiveness of the Sixth Amendment was dependent on the simultaneous execution of the Share Transfer Agreement (as defined below).

Share Transfer Agreement

On April 27, 2023, A.T. Holdings II entered into a Share Transfer Agreement (the “Share Transfer Agreement”) with each lender party thereto (collectively, the “Lenders”) and Oaktree Fund Administration, LLC, as administrative agent on behalf of the lenders (the “Agent”). Pursuant to the Share Transfer Agreement, as soon as reasonably practicable after the payment in full of all obligations under the Credit and Security Agreement, and in any event within five business days following such payment, A.T. Holdings II shall irrevocably transfer, convey, assign and deliver an aggregate of 1,435,749 Common Shares (the “ADCT Shares”) of the Issuer, free and clear of all liens, to the Lenders, which ADCT Shares shall be allocated among the Lenders pro rata in accordance with the principal amount of credit extensions outstanding under the Credit and Security Agreement. The Share Transfer Agreement provides that notwithstanding the foregoing, if, at the earlier of (i) the maturity date of the Credit and Security Agreement or (ii) the acceleration of the obligations under the Credit and Security Agreement, (a) the Agent determines in its sole discretion that A.T. Holdings II does not have sufficient monetizable assets (other than the ADCT Shares) to repay in full all obligations under the Credit and Security Agreement and (b) A.T. Holdings II and the Lenders agree on compensation to the Lenders for allowing the sale of the ADCT Shares, then, following the sale of all other shares of the Issuer that constitute collateral under the Credit and Security Agreement and upon such determination, A.T. Holdings II shall have the right to sell all or a portion of the ADCT Shares and use the proceeds from such sale to pay in full all obligations under the Credit and Security Agreement; provided that any excess cash from such sales is the property of the Lenders.

The foregoing description of the Share Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Transfer Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Share Transfer Agreement, dated April 27, 2023, by and between A.T. Holdings II Sàrl, each lender party thereto, and Oaktree Fund Administration, LLC, as administrative agent on behalf of the lenders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 28, 2023

A.T. HOLDINGS II SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

C.T. PHINCO SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Luis Tavares
Name:	Luis Tavares
Title:	Class B Manager

ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.

By:	Auven Therapeutics General L.P., its general partner

By:	Auven Therapeutics GP Ltd., its general partner

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

AUVEN THERAPEUTICS GENERAL L.P.

By:	Auven Therapeutics GP Ltd., its general partner

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr